Exhibit 99.2

TAL EDUCATION GROUP

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XRS)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on August 30, 2013

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of TAL Education Group (the “Company”) will be held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong on August 30, 2013 at 10:00 AM (Hong Kong time), and at any adjourned or postponed meeting thereof, for the following purposes:

1. To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

“RESOLVED, as an ordinary resolution:

THAT the following amendment (the “Amendment”) to the 2010 Share Incentive Plan of the Company (the “2010 Plan”) is hereby approved and confirmed, and where necessary ratified:

(a)                                 Section 3.1(a) of the 2010 Plan shall be amended and restated as set forth immediately below:

‘Subject to the provisions of Article 9 and Section 3.1(b), the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options, the “Award Pool”) shall equal to five percent (5%) of the total issued and outstanding Shares as of the date when the Shareholders approve this provision; provided that, the Shares reserved in the Award Pool shall be increased automatically if and whenever the unissued Shares reserved in the Award Pool accounts for less than one percent (1%) of the total then issued and outstanding Shares, as a result of which increase the Shares unissued and reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding Shares.’

(b) Section 11.2 of the 2010 Plan shall be amended and restated as set forth immediately below:

‘Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after [THE MONTH AND DAY ON WHICH THE SHAREHOLDERS APPROVE THIS AMENDMENT], 2023 (the “Expiration Date”). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.’

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.”

2. To transact any such other business that may properly come before the meeting.

The Company’s board of directors approved the Amendment on July 19, 2013. A copy of the existing 2010 Plan was filed as Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-169650) filed with the U.S. Securities and Exchange Commission (the

“SEC”) on September 29, 2010, and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The board of directors of the Company has fixed the close of business on July 25, 2013 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend and vote at, the AGM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice.  Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned or postponed meeting thereof.  Beneficial owners of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on the Record Date are cordially invited to attend the AGM in person.  Your vote is important.  If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.  We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.  Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://en.xueersi.org/investor, or by contacting TAL Education Group, 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China, telephone: +86 10-5292-6658, email: ir@xueersi.com.

By Order of the Board of Directors,

/s/ Bangxin Zhang
Bangxin Zhang
Chairman and Chief Executive Officer
Beijing, July 25, 2013